United States securities and exchange commission logo





                            May 12, 2021

       Boon Sim
       Chief Executive Officer and Chief Financial Officer
       Artius Acquisition Inc.
       3 Columbus Circle, Suite 2215
       New York, NY 10019

                                                        Re: Artius Acquisition
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed May 3, 2021
                                                            File No. 333-254012

       Dear Mr. Sim:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 5, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-4

       Information About Origin
       Market Opportunity, page 184

   1. We note your response to our prior comment 2 and your amendments mentioned therein.
                                                        We advise you, however,
that the term "carbon neutral" appears four times in the figure on the top of this page.
Please provide additional disclosure explaining the meaning of this term.
       Business Strategy
       Sell-out contracted capacity in future plants years ahead of mechanical completion, page 187

   2. We note your response to our prior comment 5 and your amendments mentioned therein.
 Boon Sim
Artius Acquisition Inc.
May 12, 2021
Page 2
       You state that, as of April 2021, Origin has generated more than $1.9 billion in customer demand. This does not align with your disclosures on pages 34 and 112 that Origin has generated approximately $1.0 billion in customer demand. Please reconcile and explain.
Packaging Matters Offtake Agreement, page 190

3. Please clarify whether the Packaging Matters Offtake Agreement mentioned on this page is the Offtake Supply Agreement, by and between Micromidas, Inc. and Packaging Equity
       Holdings, LLC, dated as of December 13, 2020 that was attached as Ex.
10.46. If it is not,
       please file this agreement as an exhibit.
Intellectual Property, page 191

4. We note your response to our prior comment 20 and we reissue the comment. Please revise your intellectual property discussion to disclose, on an individual or patent family basis, the specific products or technologies to which each patent relates, the type of patent protection obtained, the related jurisdiction, and the expiration year. In this regard, it may be useful to provide tabular disclosure.
Origin Management's Discussion and Analysis of Financial Condition and Results of Operations
The Business Combination, page 203

5. We note the revision made in response to our prior comment 22. Please revise further so that amounts relating to the net increase in total stockholders equity from the merger shown at the top of page 204 agree with your unaudited pro forma condensed combined balance sheet on page 156 for both the no redemption scenario and the maximum redemption scenario.
       You may contact David Burton at 202-551-3626 or Kate Tillan at 202-551-3604 if you
have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at 202-551-7967 or Laura Crotty at 202-551-7614 with any other questions.



                                                              Sincerely,
FirstName LastNameBoon Sim
                                                              Division of
Corporation Finance
Comapany NameArtius Acquisition Inc.
                                                              Office of Life
Sciences
May 12, 2021 Page 2
cc:       Paul Shim
FirstName LastName